A NEW ADVERTISING TECHNOLOGY CHANNEL

"DRIVE DISTRIBUTION AND PERFORMANCE OF YOUR BEST DIGITAL CONTENT"

Microsoft for Startups

RAD

› THE PROBLEM ‹

ONLINE ADVERTISERS WASTE OVER $75 BILLION A YEAR ON INEFFECTIVE DIGITAL MARKETING CAMPAIGNS

WHAT IS RAD?

A PERFORMANCE MARKETPLACE THAT USES INFLUENCER AUDIENCES TO PROMOTE ADVERTISER CONTENT

HOW BRANDS USE RAD


9 Tricks to Help You Start Working Out and Actually Stick to It
POST ON FACEBOOK
Hear Me Out: Netflix's "Red Sea Diving Resort" Isn't Worth It
POST ON FACEBOOK
LatinX Artists Are Dominating the 2019 VMAs
POST ON FACEBOOK
Trump names Maguire acting director of national intelligence; Deputy Gordon resigns

ADVERTISERS PROVIDE THE CONTENT

ADVERTISERS PRICE THE CONTENT

REVENUE PER CLICK


US $0.60

"STEP 1"

ADVERTISERS PROVIDE AND PRICE THE CONTENT THEY WANT SHARED

HOW RAD ACTIVATES CONTENT

"STEP 2"

USERS SHARE TO THEIR SOCIAL FEED

CONTENT IS SELECTED BY RAD'S **USERS**


9 Tricks to Help You Start Working Out and Actually Stick to It
POST ON FACEBOOK
LatinX Artists Are Dominating the 2019 VMAs
POST ON FACEBOOK
POST ON FACEBOOK
Trump names Maguire acting director of national intelligence; Deputy Gordon resigns


Robert Palmer Watkins
@RobertPalmerWatkins
Home
Posts
Videos
Photos
About
Community
Events
Create a Page
Like
Follow
Share
Contact Us
Photo/Video
Tag Friends
Check in
Community
See All
Invite your friends to like this Page
12,423 people like this
12,590 people follow this
Posts
Robert Palmer Watkins
July 26 at 10:09 AM
#TGIF #Netflix #RedSea
About This Partnership
141
12 Comments 8 Shares
Like
Comment
Share
About
See All
www.imdb.com/name/nm4961388
Artist
Suggest Edits
Page Transparency
See More
Facebook is showing information to help you better understand the purpose of a Page. See actions taken by the people who manage and post content.
Page created - April 8, 2016
Pages Liked by This Page
Studio Matrix
ABC Soaps In Depth ...
Brytni
Robert Palmer Watkins
July 20 at 9:34 PM
Shootin brands and stuff
Related Pages
Ryan Paevey
Artist

RAD

"STEP 3"

INFLUENCER I.D

Excellence in campaign execution starts with making smart data-driven decisions.

By testing advertiser content with different influencer types, RAD gets the performance and audience data to build meaningful influencer partnerships.

- I'M LOOKING TO FIND INFLUENCERS THAT SPEAK TO GEN Z's THAT ARE ECO CONSCIOUS.
- AM I LOOKING FOR INFLUENCER THAT COMMUNICATE MESSAGING CONSISTENT WITH WHAT GEN Z's CARE ABOUT?
- HOW DO I MEASURE PERFORMANCE?
- AM I LOOKING FOR CONSUMERS TO BECOME EVANGELISTS OF MY BRAND?
- AM I LOOKING FOR INFLUENCER CONVERSATIONS THAT TRIGGER ORGANIC GROWTH?

STEP #4

INFLUENCER LANDING PAGES



Sarah D.
Public
Found this new DIY kitchen prep product and I love love love it!
Sarah D.
@sarahfit
INVITES YOU TO LEARN MORE
RADCAMPAIGN.CO
Prep Deck Kitchen DIY
Sarah D. recommends Prepdeck
Add to Your Post
Post

INFLUENCER LINK FETCH PREVIEW



PREPDECK
@sarahfit
20% off with Sarah!
ORDER NOW
Sarah D.
INVITES YOU TO GET YOUR PREPDECK
Prepdeck
Prepdeck Color: Glacier White
I am IN LOVE with the prepdeck. I am a private chef and it is so convenient to prep things and store them neatly! As a private chef, there are a lot of tools you have to take but this makes its easier with including this tools and is very compact! I use the traveling case to take it to my events. I love it!!

INFLUENCER COUPON

INFLUENCER RECOMMENDATION

PRODUCT ASSET #2

PRODUCT ASSET #3

SOCIAL PROOF ASSET

INFLUENCER CUSTOM COPY

PRODUCT ASSET #1

REVENUE & CLIENTS

20% MOM GROWTH


Q2, 2020
$127,009
Q1, 2020
$31,528
Q4, 2019
$10,807

CitizenNet
REPUGEN
RagingBull
NCM NATIONAL CINEMEDIA
Ranker
sensate
AMPLIFY
FISKER
Lil' buddies
SPIN
PREPDECK
DELFINA SKIN BY DR. CHILINGARYAN
NIKOLA MOTOR COMPANY
noovie
CONDÉ NAST
EXPERT DOJO

TRACTION

- **$100K -** MRR BY Q4, 2020
- **35%** - GROSS MARGINS
- **50%** - REV SHARE W/ USERS
- **100%** - SMB RENEWAL RATE
- **300%** - CLIENT GROWTH
- **$40k** - BURN RATE


CLIENTS USING RAD
7
11
12
13
16
20
JAN'20
FEB'20
APR'20
MAY'20
JUNE'20
JULY'20

CLIENT PROFILE

WHO LOVES RAD?

SMBs USE RAD NOW AND STICK AROUND

MEET JACK

Meet Jason, he owns a small digital commerce brand on Shopify. His eCommerce revenue is $107k per year. Jason can't afford to make any mistakes on how he spends his limited marketing budget.



THE PRAGMATIST IS READY TO GET RAD

MEET SARA

Sara is a Sr. Media Director at a mid sized company. Her job is to test new marketing products once others have validated. Her brand has great digital content for distribution. Larger budgets & longer sales cycles.



CitizenNet | Ranker | AMPLIFY | PREPDECK | noovie | CONDÉ NAST | EXPERT DOJO | NCM NATIONAL CINEMEDIA

REPUGEN | HAPPY AGAIN | sensate | SPIN | RagingBull | DELFINA SKIN BY DR. CHILINGARYAN | Lil' buddies | ReTress THE SCIENCE OF THICKER FULLER HAIR FOR WOMEN

TOTAL ADDRESSABLE MARKET






120
$15,000
$15,000

ANY DIGITAL BRAND

ROAS | BRAND FOCUSED

CLIENT TYPES

CONTENT RICH BRANDS & SMBs

REVENUE TYPE

ALWAYS ON, RECURRING

RAD TEAM | MORE UNIFIED AND EVEN STRONGER


1
2
3
4
5
6
7
8
9
RAD

1) **Brian M. -** *"Just a RAD Leprechaun trying to buy low & sell high!"*

2) **Jeremy B.** - *"It's going to take more than a world apocalypse to stop RAD!"*

3) **Leah K. -** *"My pythons are to massive for this frame!"*

4) **Tom & Krista** - *"Can we please get back to our afternoon wine tasting?"*

5) **Marco H.** - *"Unlock your superpowers!"*

6) **Peter W.**- *"Did someone say dance party?"*

7) **Dusan P.** - *"Serbia strong baby!"*

8) **Natacha G.** - *"Welcome to the gun show!"*

9) **George M.** - *"I'd like to get back to my 3000 piece puzzle.."*

RAD INTELLIGENCE

MANAGEMENT TEAM



Jeremy Barnett
FOUNDER & CEO

TRENDY BUTLER · SPEAKR · RAD for Influencers · THE ORPHANED STARFISH FOUNDATION



George Michalopoulos
PRODUCT

VITAMINVAPE · TRENDY BUTLER · THE UNIVERSITY OF CHICAGO · THE CITADEL



Marco Hansell
CHIEF $$ OFFICER

SPEAKR · twtMob · OMG OmnicomMediaGroup · CONDÉ NAST



Yoda
HEAD JEDI OFFICER

THE EMPIRE STRIKES BACK · STAR WARS · STAR WARS RETURN OF THE JEDI



Aaron Kuntz
CO-FOUNDER & CFO

Advisory Cloud · Northwestern University



Natacha Gaymer
TECHNOLOGY & OPS

SM · FOX NETWORKS GROUP · HYFN · TONIK+ · U



Krista Waddell
BOARD MEMBER

dzhel VENTURES · UNLV LEE BUSINESS SCHOOL

KEY TEAM MEMBERS

LEAH KIM | AD OPERATIONS
DUSAN POPOVIC | CREATIVE DIR.
PETER WANG | DIR. OF COMMUNITY
PATRICK G. | TECHNOLOGY
EDMUND B. | TECHNOLOGY

USE OF PROCEEDS

RAISE | $1,070,000


31%

SMB

MEDIA BUYING TOOLS & AUTOMATION


16%

SHOPIFY MARKETPLACE INTEGRATIONS


28%

API INTEGRATIONS ACROSS PINTEREST & INSTAGRAM


33%

CONTENT REGENERATION INTO USER VOICES

APPENDIX

CHALLENGES WITH MANAGING INFLUENCER CAMPAIGNS


Other
10%
Finding influencers to participate
36%
Processing payment to Influencers
15%
Bandwidth/Time
15%
24%
Managing the contracts or deadlines of the campaign

Source: https://influencermarketinghub.com/influencer-marketing-2019-benchmark-report/

RAD

Microsoft for Startups

INFO@RADINTELLIGENCE.COM